Exhibit 99.1

Legal Proceedings

Class Action Lawsuits

Since June 2004, we have been named as a defendant in six class action complaints for alleged violations of federal securities laws, which have been filed in federal district court in Texas. They are as follows:

Cause No. MO-04-CV-082; Peter Kaltman, on behalf of himself and all others similarly situated v. Key Energy Services, Inc., Francis D. John, Royce W. Mitchell, Richard J. Alario and James J. Byerlotzer, filed in the United States District Court for the Western District of Texas

Cause No. MO-04-CV-083; Malcolm Lord, Individually and on Behalf of all Others Similarly situated v. Key Energy Services, Inc., Francis D. John, Richard J. Alario, James J. Byerlotzer and Royce W. Mitchell, filed in the United States District Court for the Western District of Texas

Cause No. MO-04-CV-090; Celeste Navon, on behalf of herself and all others similarly situated v. Key Energy Services, Inc., Francis John, Royce Mitchell, James Byerlotzer and Richard Alario, filed in the United States District Court for the Western District of Texas

Cause No. MO-04-CV-104; David W. Ortbals, on Behalf of Himself and All Others Similarly situated v. Key Energy Services, Inc., Richard J. Alario, James J. Byerlotzer, Francis D. John, and Royce W. Mitchell, filed in the United States District Court for the Western District of Texas

Cause No. MO-04-CV-0254; Paul E. Steward, on Behalf of Himself and All Others Similarly situated v. Key Energy Services, Inc., Francis D. John and Royce W. Mitchell, filed in the United States District Court for the Western District of Texas

Cause No. MO-04-CV-0227; Garco Investment LLP Individually and on Behalf of all Others Similarly Situated v. Key Energy Services, Inc., Richard J. Alario, James J. Byerlotzer, Francis D. John and Royce W. Mitchell, filed in the United States District Court for the Western District of Texas

These six actions have been consolidated into one action. On November 1, 2005, the plaintiffs filed a consolidated amended class action complaint. The complaint is brought on behalf of a putative class of purchasers of our securities between April 29, 2003 and June 4, 2004. The complaint names Key, Francis D. John, Royce W. Mitchell, Richard J. Alario and James J. Byerlotzer as defendants. The complaint generally alleges that we made false and misleading statements and omitted material information from our public statements and SEC reports during the class period in violation of the Securities Exchange Act of 1934, including alleged: (i) overstatement of revenues, net income, and earnings per share, (ii) failure to take write-downs of assets, consisting of primarily idle equipment, (iii) failure to amortize the Company’s goodwill, (iv) failure to disclose that the Company lacked adequate internal controls and therefore was unable to ascertain the true financial condition of the Company, (v) material inflation of the Company’s financial results at all relevant times, (vi) misrepresentation of the value of acquired businesses, and (vii) failure to disclose misappropriation of funds by employees. We filed a motion to dismiss the case. The individual defendants also filed motions to dismiss the case. On August 11, 2006, the court denied our motion to dismiss, but granted dismissals as to Messrs. Alario and Byerlotzer. We filed our answer to the consolidated amended complaint on September 11, 2006. Trial is set for March 3, 2008.

The Plaintiffs have filed a motion for class certification. The class certification hearing is scheduled to be held on September 6, 2007. The parties are engaged in written discovery and document production.

Derivative Actions

Four shareholder derivative suits have been filed by certain of our shareholders. They are as follows:

Cause No. 2004-CV-44728; Moonlight Investments, LTD. on Behalf of Nominal Defendant Key Energy Services, Inc., v. Francis D. John, Richard J. Alario, James J. Byerlotzer, Royce W. Mitchell, Kevin P. Collins, W. Phillip Marcum, and Ralph S. Michael, III, and Key Energy Services, Inc., filed in the 385th Judicial District Court, Midland County, Texas

Cause No. EP-04-CA-0457; Sandra Weissman, Derivatively on Behalf of Key Energy Services, Inc., v. Francis D. John, David J. Breazzano, Kevin P. Collins, William D. Fertig, W. Phillip Marcum, Ralph S. Michael III, J. Robinson West, James J. Byerlotzer, Royce W. Mitchell, Richard J. Alario and Key Energy Services, Inc., a Maryland Corporation, filed in the United States District Court Western District of Texas

Cause No. EP-04-CA-0456; Daniel Bloom, Derivatively on Behalf of Key Energy Services, Inc., v. Francis D. John, David J. Breazzano, Kevin P. Collins, William D. Fertig, W. Phillip Marcum, Ralph S. Michael III, J. Robinson West, James J. Byerlotzer, Royce W. Mitchell, Richard J. Alario and Key Energy Services, Inc., a Maryland Corporation, filed in the United States District Court Western District of Texas

Cause No. 2007-31254; Sandra Weissman, Derivatively on Behalf of Key Energy Services, Inc., v. Francis D. John, David J. Breazzano, Kevin P. Collins, William D. Fertig, W. Phillip Marcum, Ralph S. Michael III, J. Robinson West, James J. Byerlotzer, Royce W. Mitchell, Richard J. Alario and Key Energy Services, Inc., a Maryland Corporation filed in the 270th Judicial District, Harris County, Texas.

Francis D. John, David J. Breazzano, Kevin P. Collins, William D. Fertig, W. Phillip Marcum, Ralph S. Michael III, J. Robinson West, James J. Byerlotzer, Royce W. Mitchell, and Richard J. Alario have been named as defendants in one or more of those actions. Those actions are filed by individual shareholders purporting to act on our behalf, asserting various claims against the named officer and director defendants. The derivative actions generally allege the same facts as those in the shareholder class action suits. Those suits also allege breach of fiduciary duty, abuse of control, waste of corporate assets, and unjust enrichment by these defendants.

The first derivative suit was filed on August 9, 2004 in state court in Midland, Texas. The plaintiff subsequently amended that suit to assert claims against our former independent public accountants, KPMG LLP. We filed a motion to dismiss all claims in that action, which was granted by the court on March 29, 2005 for failure to make demand on the directors before filing suit. The plaintiff appealed that ruling. On May 18, 2006, the intermediate Court of Appeals issued an opinion affirming the trial court’s ruling that the plaintiff had not pleaded sufficient facts to excuse its failure to make demand, but reversing on procedural grounds. We filed a motion for rehearing, which was denied June 15, 2006, and we appealed to the Texas Supreme Court. On June 8, 2007 the Texas Supreme Court denied Key’s Petition For Review (appeal). The case has been sent back to the trial court for further proceedings.

Two other derivative suits were filed in federal court in El Paso, Texas on December 10, 2004. Those actions were transferred to federal court in Midland, Texas and consolidated by agreement of the parties. We filed a motion to dismiss or to stay that consolidated action. The individual defendants also filed a motion to dismiss. On July 10, 2006, the court entered an order dismissing those two derivative actions for failure to make a demand. After the dismissal, Plaintiff, Sandra Weissman made a putative demand on Key. On May 22, 2007, Ms. Weissman refiled her suit. She filed suit in Texas state court in Harris County, Texas. We have not yet been formally served with the lawsuit.

In each of the matters described above, plaintiffs are seeking an unspecified amount of monetary damages. At this time, we cannot ascertain the ultimate aggregate amount of monetary liability or financial impact of the class actions and derivative lawsuits. While we have directors’ and officers’ insurance in the aggregate amount of $50 million, we cannot determine whether these actions, suits, claims, and proceedings will, individually or collectively, have a material adverse effect on our business, results of operations, financial condition and cash flows. We and named directors and officers intend to vigorously defend these actions, suits, claims and proceedings.

Government Investigations

On March 29, 2004, we were notified by the Fort Worth office of the SEC that it had commenced an inquiry regarding the Company. The SEC issued a formal order of investigation on July 15, 2004. On May 30, 2007, we were informed by the staff of the Enforcement Division of the SEC that it had completed its investigation as to Key and that it did not intend to recommend enforcement action. In addition, on January 5, 2005, we were served with a subpoena issued by a grand jury in Midland, Texas, that asked for the production of documents in connection with an investigation being conducted by the U.S. Attorney’s Office for the Western District of Texas. In October 2006, we were notified by the U.S. Attorney’s Office that it would not pursue any criminal charges against the Company.

Litigation with Former Officers and Employees

We have been named in a lawsuit by our former general counsel, Jack D. Loftis, Jr., in the U.S. District Court, District of New Jersey on April 21, 2006, in which he alleges a “whistle-blower” claim under the Sarbanes-Oxley Act, breach of contract, breach of good faith and fair dealing, breach of fiduciary duty, and wrongful termination. Mr. Loftis previously filed his “whistle-blower” claim with the Department of Labor (“DOL”), which found that there was no reasonable cause to believe that we violated the Sarbanes-Oxley Act when we terminated Mr. Loftis and dismissed the complaint. On July 28, and October 2, 2006, Key moved to dismiss the lawsuit for lack of jurisdiction over Key Energy or for lack of venue. On June 28, 2007, the court denied our motions but on its own motion transferred the case to the U.S. District Court for the Eastern District of Pennsylvania.

Additionally, on August 21, 2006, our former chief financial officer, Royce W. Mitchell, filed a suit against the Company in 385th District Court, Midland County, Texas alleging breach of contract with regard to alleged bonuses, benefits and expense reimbursements, conditional stock grants and stock options, to which he believes himself entitled; as well as relief under theories of quantum meruit, promissory estoppel, and specific performance. Although there is no scheduling order in the case, discovery is underway. Further, our former controller and assistant controller filed a joint complaint against the Company on September 3, 2006 in 133rd District Court, Harris County, Texas alleging constructive termination and breach of contract. Following Key’s removal of the case to the federal court, Plaintiff dismissed his constructive termination allegation and the parties agreed to a remand of the case back to the state court. Discovery is now ongoing.

We intend to vigorously defend against these claims; however, we cannot predict the outcome of the lawsuits.

Other Matters

A class action lawsuit, Gonzalez v. Key Energy Services, Inc., was filed in Ventura County, California, Superior Court in September 2005 alleging that Key did not pay its hourly employees for travel time between the yard and the wellhead and that certain employees were denied meal and rest periods during shifts. Discovery in the case is underway, but a class has not been certified. Key moved for a legal determination regarding its use of on-duty meal periods, and the Court issued a ruling on March 16, 2007 contrary to Key’s interpretation of the relevant law. Key has recently filed a Petition for Writ with the Court of Appeals of the State of California. We intend to vigorously defend against this action; however, we cannot predict the outcome of the lawsuit.

In addition, we are involved in various suits and claims that have arisen in the ordinary course of business. We do not believe that the disposition of any of these items will result in a material adverse effect on the consolidated financial position, results of operations or cash flows of Key.